EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215425 and 333-209586 on Form S-3, 333-129422, 333-176090, 333-195902 and 333-206457 on Form S-8 of our reports dated February 9, 2018, relating to the consolidated financial statements and financial statement schedules of PG&E Corporation and subsidiaries  (the "Company") (which report on the consolidated financial statements expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding the uncertainty related to possible material losses or penalties to the Company as a result of the Northern California wildfires that occurred in October 2017), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PG&E Corporation for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 9, 2018